Exhibit 4.7

ESCISION AGREEMENT

The following is the escision agreement entered into by the participant companies described in this document:

The undersigned Legal Representatives of GRUPO AVAL ACCIONES Y VALORES S.A., INVERSIONES ESCORIAL S.A. (hereinafter “Escorial”) and POPULAR SECURITIES S.A. (hereinafter “Popular”), companies domiciled in Bogotá D.C., taking into account that there is a willingness to engage in a partial escision, do therefore agree to submit to the consideration of their respective Shareholders Meetings, for their approval, the escision agreement that, upon due fulfillment of the requirements imposed by Article 4 of Law 222 of 1995, is incorporated in the following clauses:

I. THE ESCISION

1.
The participant companies express their intention to engage in a partial escision by virtue of which Inversiones Escorial S.A. and Popular Securities S.A. (hereinafter the “Escorial and Popular” or the “Original Owners”), carry out an escision in favor of Grupo Aval Acciones y Valores S.A. (hereinafter “Grupo Aval” or the “Beneficiary”) of the shares of stock of Banco Popular of their respective property, as well as of all dividends decreed, accrued but not yet payable, derived from the so referred shares of Banco Popular.

As a consequence of the escision, Escorial and Popular will partially split and will continue their legal and economic existence life with the assets and net-worth that they retain.

2.
The escision project complies with the legal requirements imposed by, amongst other, the Code of Commerce, Law 222 of 1995, External Circulars No. 1 of 23 March 2007 and No. 7 of 2 April 2008 issued by the Superintendency of Corporations, and External Circular No. 5 of 2005 issued by Superintendency of Securities (currently the Financial Superintendency of Colombia).

3.
The project of escision is subject to the approval of the Shareholders Meetings of the participant companies and to the authorization of the incumbent entities of surveillance and control. The Original Owners fall under the supervision of the Superintendency of Corporations; in turn, Grupo Aval, in its capacity as issuer in the public securities market, is subject to the exclusive control of the Financial Superintendency of Colombia.

II. NATURE OF THE ESCISION

1.	The nature of the project is a partial escision by reason of:

a)	Escorial transfers a portion of its assets and net worth in favor of Grupo Aval, represented by 757,081,997 shares of stock of Banco Popular, corresponding to 9.80%

of the capital of said bank, as well as all dividends, decreed, accrued and not yet payable, derived from such shares of Banco Popular.

b)
Popular transfers a portion of its assets and net worth in favor of Grupo Aval, represented by 757,081,997 shares of stock of Banco Popular, corresponding to 9.80% of the capital of said bank, as well as all dividends decreed, accrued and not yet payable derived from such shares of Banco Popular.

2.	Escorial and Popular will continue their legal existence with the assets and net worth they retain.

III. REASONS FOR THE ESCISION

To concentrate in the hands of Grupo Aval the entirety of the shares of stock of Banco Popular S.A. (hereinafter “Banco Popular”) currently owned by the Original Owners; in consideration for this transfer the shareholders of the Original Owners will receive shares with preferred dividend and no voting right (hereinafter the “Preferred Shares”) issued by Grupo Aval.

In a similar manner, the shareholders of the Original Owners consider this a favorable transaction to the extent that, as consideration for the escision, they receive Preferred Shares of Grupo Aval.

IV. FINANCIAL STATEMENTS PRIOR TO THE ESCISION

1.
The parties have taken, as basis for the escision, the financial statements at 31 March 2011, with their respective notes, signed by the Legal Representative, the Accountant and the Fiscal Auditor of each participant company, duly certified and with their respective opinions. Between the cut-off date and the date of summons of the Shareholders Meetings there is a time lapse shorter than one month, in compliance with Article 29 of Decree 2649 of 1993 and Numeral 2.8.1 of External Circular No. 7 of 2008 issued by the Superintendency of Corporations.

2.	The Balance Sheet of the participant companies constitute an integral part of the project, in the form of Annexes No. 1, 1A, 2, 2A, 3 and 3A.

3.	A breakdown of all assets, liabilities, net worth and capital of the participant companies is attached hereto in the form of Annexes No, 4, 5 and 6, which are an integral part of this document.

V. BREAKDOWN OF ASSETS THAT WILL BE INTEGRATED TO THE NET WORTH OF GRUPO AVAL

Assets and net worth matter of the escision are as follows:

CHART I: Assets, Liabilities, Net Worth and Capital matter of the escision

	GRUPO AVAL S.A.	INVERSIONES ESCORIAL S.A.	S.APOPULAR. SECURITIES S.A.	TOTAL
ASSETS	0,00	527,481,739,769.81	527,481,739,769.81	1,054,963,479,539.62
LIABILITIES	0,00	0.0	0.00	0.00
NET WORTH	0,00	527,481,739,769.81	527,481,739,769.81	1,054,963,479,539.62
CAPITAL	0,00	261,218,468,725.00	181,025,086,603.00	442,243,555,328.00

(i)
Pursuant to the escision Escorial will transfer to Grupo Aval the following assets, with a value of five hundred twenty seven thousand four hundred eighty one million seven hundred thirty nine thousand seven hundred and sixty nine pesos and 81 cents ($527.481.739.769.81) legal currency, as follows:

-
757,081,997 shares of Banco Popular at historic cost in the amount of three hundred forty thousand six hundred eighty six million eight hundred ninety eight thousand six hundred and fifty pesos ($340,686,898,650.00) legal currency;

-
Revaluation of the above shares in the amount of one hundred seventy eight thousand four hundred thirty six million six hundred fifty five thousand eight hundred seventy two pesos and 93 cents ($178,436,655,872.93) legal currency;

-
Account receivable by Banco Popular in the amount of eight thousand three hundred fifty eight million, one hundred eighty five thousand two hundred forty six pesos and 88 cents ($8,358,185,246.88) legal currency.

Escorial does not transfer any liabilities to Grupo Aval. In consideration for its assets at 31 March 2011, Escorial transfers to the Beneficiary the following components of its Net Worth in the same amount of the incumbent assets, i.e., five hundred twenty seven thousand four hundred eighty one million seven hundred thirty nine thousand seven hundred sixty nine pesos and 81 cents ($527,481,739,769.81) legal currency, which breakdown is as follows:

-	Capital: two hundred sixty one thousand two hundred eighteen million four hundred sixty eight thousand seven hundred twenty five pesos (($261,218,468,725.00) legal currency;

-
Reserves: taken from the item “temporary reserves” in the amount of eighty seven thousand eight hundred twenty six million six hundred  fifteen thousand one hundred seventy one pesos and 88 cents ($87,826,615,171.88) legal currency;

-
Revaluation Surplus of Banco Popular shares in the amount of one hundred seventy eight thousand four hundred thirty six million   six hundred fifty five thousand eight hundred seventy two pesos and 93 cents ($178,436,655,872.93) legal currency.

The account for cash receivables from the credit establishment denominated Banco Popular corresponds to dividends decreed, accrued and not yet payable derived from the shares being transferred with its correlated net worth item, in the same amount, that will not be taken into account for purposes of determining the exchange ratio.

(ii)
Popular will transfer to Grupo Aval, by reason of the escision, the following assets with total value of  five hundred twenty seven thousand four hundred eighty one million seven hundred thirty nine thousand seven hundred sixty nine pesos and 81 cents ($527,481,739,769.81) legal currency, as follows:

-
757,081,997 shares of Banco Popular at historic cost in the amount of three hundred forty thousand six hundred eighty six million eight hundred ninety eight thousand six hundred and fifty pesos ($340,686,898,650.00) legal currency;

-
Revaluation of the above shares in the amount of one hundred seventy eight thousand four hundred thirty six million six hundred fifty five thousand eight hundred seventy two pesos and 93 cents ($178,436,655,872.93) legal currency;

-
Account receivable by Banco Popular in the amount of eight thousand three hundred fifty eight million, one hundred eighty five thousand two hundred forty six pesos and 88 cents ($8,358,185,246.88) legal currency.

Popular does not transfer any liabilities to Grupo Aval; as corresponding item for its assets at 31 March 2011, Popular transfers to the Beneficiary the following components of its Net Worth in the same amount of the incumbent assets, i.e., five hundred twenty seven thousand four hundred eighty one million seven hundred thirty nine thousand seven hundred sixty nine pesos and 81 cents ($527,481,739,769.81) legal currency, which breakdown is as follows:

-	Capital: one hundred eighty one thousand twenty five million eighty six thousand six hundred and three pesos ($181,025,086,603.00) legal currency;

-
Capital Surplus: in the form of Premium on Stock Sold in the amount of one hundred thirty eight thousand four hundred thirteen million five hundred eighty one thousand three hundred thirty two pesos and 81 cents ($138,413,581,332.81) legal currency;

-
Reserves: taken from “temporary reserves”, in the amount of twenty five thousand three hundred nineteen million one hundred sixty seven thousand nine hundred sixty two pesos and 43 cents ($25,319,167,962.43) legal currency;

-
Earnings as of 31 March 2011 in the amount of four thousand two hundred eighty seven million two hundred forty seven thousand nine hundred ninety eight pesos and 64 cents ($4,287,247,998.64) legal currency;

-
Revaluation Surplus corresponding to Banco Popular shares in the amount of one hundred seventy eight thousand four hundred  thirty six million six hundred fifty five thousand eight hundred  seventy two pesos and 93 cents ($178,436,655,872.93) legal currency.

The account for cash receivables by the credit establishment denominated Banco Popular corresponds to dividends decreed, accrued and not yet payable derived from the shares being transferred with its correlated net worth item, in the same amount, that will not be taken into account for purposes of determining of the exchange ratio.

VI. CONDITIONS AND PROCEDURE FOR ESCISION

1.
As previously mentioned, this is a partial escision through which (i) Escorial transfers a portion of its assets, represented by shares of Banco Popular corresponding to 9.80% of the capital of said bank; (ii) Popular transfers a portion of its assets represented by 757,081,997 shares of stock of Banco Popular corresponding to 9.80% of the capital of said bank and (iii) an account payable to each of the Original Owners by Banco Popular by reason of dividends decreed, accrued and not yet payable , along with their correlative net worth, in favor of Grupo Aval.

2.	The shareholders of the Original Owners, by reason of the escision become title holders of 934,669,126 Preferred Shares of the Beneficiary, Grupo Aval.

VII. FINANCIAL STATEMENTS AFTER ESCISION

The general balance sheets of the participant companies after the escision are incorporated herein in the form of Annexes No. 9, 9A, 10, 10A, 11 and 11A.

VIII. DISTRIBUTION OF PREFERRED SHARES OF GRUPO AVAL TO THE SHAREHOLDERS OF ESCORIAL AND POPULAR
AND EXPLANATION OF VALUATION METHODS

The exchange ratio derived from the studies on the transactions is as follows:  For each 1.62 (one point sixty two) ordinary shares of Banco Popular received by Grupo Aval by reason of the escision, it will issue 1 (one) Preferred Share in favor of the shareholders of the Original Owners.

The above mentioned exchange ratio received a Fairness Opinion issued by the independent investment bank Rothschild de Mexico S.A. de C.V. (hereinafter “Rothschild”) dated as of 6 January 2011, accepted by the Shareholders Meetings of Escorial and Popular and by the Shareholders Meeting of Grupo Aval, on respectively, 6 and 7 January 2011.

The study  prepared by Rothschild indicates  that their analysis is based on the application of valuation methodologies commonly used for this type of transactions, including: (i) the model of discounted dividends; (ii) the valuation by multiples for comparable public companies; and (iii) the valuation by multiples for precedent transactions. Additionally, for the issuance of their fairness opinion, Rothschild considered the reasonability of applying of each of the aforementioned valuation techniques.

In the method denominated “Model of Discounted Dividends”, estimated dividend flows for the participant entities are discounted at different discount rates. In the second method (“Valuation by Multiples of Comparable Public Companies”), there is commonly an observation of ratios existing between the market value of comparable entities and their net worth and earnings (historic and forecasted); these ratios are used for determination of the value of the entities being studied through multiplication of their net worth and/or earnings (as the case may be) by the ratios previously calculated. In the third method (“Valuation by Multiples of Precedent Transactions”), which is very similar to the second approach, estimation is made of the ratios price to earnings or the price to book value of comparable transactions, not as a function of the market price of the incumbent entities but as a function of the price announced for similar transactions taking place in comparable markets.

Taking the above into account, the number of Preferred Shares of Grupo Aval to be received by the shareholders of Escorial and Popular on the escision totals 934,669,126, established as follows:

1)	Determination is made of the total number of Preferred Shares of Grupo Aval to be issued in favor of the shareholders of Escorial and Popular, through application of the following formula;

Number of shares to be issued by Grupo Aval = ABP / RI

In which

ABP = shares of Banco Popular received: 1,514,163,994

RI = Exchange ratio (1.62 shares of Banco Popular for 1.00 Preferred Share of Grupo Aval)

That is: 1,514,163,994 / 1.62 = 934,669,132.0988 shares and fraction

That, by effect of approximation to a whole number of shares by shareholder of each participant company, results in a total of 934,669,126 whole shares.

2) On the basis of the total number of Preferred Shares calculated as indicated  above, each shareholder of Escorial and Popular receives a number of Preferred Shares proportional to their respective participation in the capital of each of the Original Owners..

In any event, it is understood that each shareholder will receive, only, whole Preferred Shares and, therefore, should application of the procedure above result in fractions of shares of Grupo Aval in favor of the shareholders of the Original Owners, they will be permitted to negotiate amongst them, through the day of registration of the Public Deed that perfects the escision, the fraction of share required to complete one whole number of Preferred Share of Grupo Aval. Should they not complete such negotiation, it is understood that the underlying fractions are discarded.

Annex No. 8, an integral part of this document, presents the exchange ratio and the number of preferred shares to be issued by Grupo Aval to the shareholders of Escorial and Popular, distribution determined as stated above and as established in numeral V of this agreement. The method used for determination of the number of Preferred Shares of Grupo Aval to be delivered to the shareholders of Escorial and Popular does not in any manner impair the rights of any of the associates under the escision, which is so stated and expressly accepted by the shareholders of the participant companies.

IX. EFFECTS OF THE ESCISION AGREEMENT

1.
Closing of this escision is subject to approval by the respective Shareholders Meetings of the participant companies and to authorizations by the corresponding control authorities. The transaction will have the legal effects described in the following numerals:

2.	By means of the escision procedure, the Original Owners will transfer assets and net worth, as detailed in the charts above and in the annexes, to the Beneficiary.

3.	Escorial and Popular will continue their legal existence with the assets and net worth they retain.

4.
Regarding tax effects, the escision implies, for the beneficiary company, the commitment to fulfill all fiscal obligations of the Original Owners as they relate to the assets and liabilities matter of the escision. The Beneficiary will file tax returns for all fiscal periods on the basis of the portion of earnings transferred to it at closing of the escision. It will also include in its accounting and tax returns, all fiscal entries transferred under the escision, such as advances, accounts receivable and accounts payable from and to the tax authority, as well as all withholdings, deductions by excess of presumptive income and accumulated tax losses and excess presumptive income.

5.	For fiscal purposes, there is no divestiture under the escision, as established in articles 14-1, 14-2 and 428-2 of the Tax Code.

6.
Guarantees to creditors will not be affected by the escision since, for the Original Owners, liabilities in terms of assets account for 10.53% at Escorial and for 0.80% at Popular and also because Grupo Aval, Beneficiary under the escision, is not assuming any liability. The obligations of the Original Owners are guaranteed in ample and satisfactory manner; on the other hand, the participant companies are jointly liable under article 10 of Law 222 of 1995.

7.
The escision does not involve any restrictive commercial practices and does not involve technology, markets, patents or rights that in any manner have effects over the markets in which the beneficiary is a participant.

In any event, Grupo Aval exercises control of Banco Popular, as stated in the Certificate of Existence and Legal Representation of Grupo Aval.

8.
The date of accounting cut-off will be the date of closing of the escision, that is, the date of registration of the public deed of escision, date in which the beneficiary company will receive the assets and net worth matter of the escision as provided for in this agreement an in the general balance sheets of the escision at 31 March 2011, duly updated as of the date of accounting cut-off.

Once the public deed ofescision is duly filed at the mercantile registry, the bulk transfer of the net worth matter of the escision between the Original Owners and the Beneficiary and before third parties, becomes operative. The Beneficiary becomes proprietor and title holder of the assets and net worth matter of the escision, it being understood that, in accordance with Colombian law, the public deed for the escision is title of transfer over said holdings.

9.	In terms of tax effects, the assets and net worth matter of the escision retain, for the beneficiary company, the same fiscal cost they have for the Original Owners, at the instance of the escision.

10.
The Original Owners do not hold any bond issues. Grupo Aval is an issuer of ordinary bonds in the public securities market and, in such regard, application will be made of pertinent stock market and commercial regulations; in consequence, bond holders will have those rights established under Decree 2555 of 2010.

11.	Final Caital

CHART II – Final Capital

	GRUPO AVAL S.A.	INVERSIONES ESCORIAL S.A.	POPULAR SECURITIES S.A.	TOTAL
CAPITAL	14,878,649,797.00	763,664,232,275.00	69,013,397.00	778,611,895,469.00

X. PUBLICATION AND FORMALIZATION OF THE ESCISION

1.
Once the escision project is approved, the Legal Representatives of the participant companies will make public announcement of such agreement, through publication of an ad in a newspaper of the city of Bogota that fulfills the dual quality of country-wide circulation and ample circulation at the city of domicile of the companies, in the terms of article 5 of Law 222 of 1995 and External Circulars  No. 1 of 23 March 2007 and No. 7 of 2 April 2008 issued by the Superintendency of Corporations and of External Circular No. 5 of 2005 issued by the Superintendency of Securities (currently the Financial Superintendency of Colombia) and will engage in all procedures necessary to secure the approval of the official entities that exercise the functions of control or supervision of the participant companies and will also perform any other required proceeding.

2.	They will also deliver a letter to each and all creditors of the participant companies, informing about the agreement, per second paragraph of article 5 of Law 222 of 1995.

3.
Once the ad is published and once the required authorizations are secured, the escision agreement is to be formalized by means of conversion of the escision project and its annexes into a public deed that will include abstracts of the minutes of the shareholders meetings approving  the escision.

4.	During the period from approval of the escision through and including the date of closing of the escision, the participant companies will continue their regular operation.

5.
The Legal Representatives of the participant companies are empowered to carry-out all transactions and adjustments for the escision and in terms of accounting, as motivated by the resulting changes in the general balance sheets as of 31 March 2011, basis for the agreement, and those of the date of closing.

6.
The Legal Representatives are also authorized to carry-out, in the name of the participant companies, all procedures that may be required for due closing of the escision. In exercising the authorization so granted, they may execute documents, public deeds and titles as required for closing of the agreement; likewise, they may also request or carry-out any required filing.

7.
The date of accounting cut-off is the date of closing of the escision; that is, the date of registration of the public deed of escision at the Chamber of Commerce. The underlying transfer will take place on the basis of accounting figures on the date of closing of the escision.

8.	Exercise of the right of withdrawal is subject to articles 12 and subsequent of Law 222 of 1995.

XI. LISTING OF CHARTS AND ANNEXES IN THE ESCISION PROJECT

CHARTS:

CHART I:	Assets, Liabilities, Net Worth and Capital matter of the escision

CUADRO II:	Final Capital

ANNEXES:

ANNEX 1:	Balance Sheet of Grupo Aval prior to the escision

ANNEX 1-A:	Income Statement of Grupo Aval prior to the escision

ANNEX 2:	Balance Sheet of Inversiones Escorial prior to the escision

ANNEX 2-A:	Income Statement of Inversiones Escorial prior to the escision

ANNEX 3:	Balance Sheet of Popular Securities prior to the escision

ANNEX 3-A:	Income Statement of Popular Securities prior to the escision

ANNEX 4:	Assets, Liabilities, Net Worth and Capital of Grupo Aval prior to the escision

ANNEX 5:	Assets, Liabilities and Net Worth of Inversiones Escorial prior to the escision

ANNEX 6:	Assets, Liabilities and Net Worth of Popular Securities prior to the escision

ANNEX 7:	Transfer of Assets, Liabilities and Net Worth from Inversiones Escorial and Popular Securities to Grupo Aval

ANNEX 8:	Exchange Ratio and Number of Preferred Shares to be issued

ANNEX 9:	Balance Sheet of Grupo Aval prior to the escision

ANNEX 9-A:	Income Statement of Grupo Aval prior to the escision

ANNEX 10:	Balance Sheet of Inversiones Escorial after the escision

ANNEX 10-A:	Income Statement of Inversiones Escorial after the escision

ANNEX 11:	Balance Sheet of Popular Securities after the escision

ANNEX 11-A:	Income Statement of Popular Securities after the escision

XII. DISCLOSURE OF THE ESCISION IN COURSE

Just as informed in Note No. 29 of the Financial Statements of Grupo Aval as of 31 March 2011, the partial escision of Rendifin S.A was approved on 22 February 2011by the Shareholder Meetings of Rendifin S.A. and Grupo Aval Acciones y Valores S.A., as evidenced in, respectively, Minutes No. 22 and 54, though which Rendifin S.A. transfers of a portion of its assets and net worth in favor of Grupo Aval Acciones y Valores S.A., represented by 3,358,446,312 shares of Banco Popular, corresponding to 43.7% of the capital of said bank, as well as by dividends decreed, accrued and not yet payable  derived from said shares of Banco Popular, and Grupo Aval Acciones y Valores S.A. will issue, in favor of the shareholders of Rendifin S.A. a total of 2,073,115,004 preferred dividend shares without voting right at a ratio of 1 preferred share of Grupo Aval Acciones y Valores S.A. for each 1.62 ordinary shares of Banco Popular received by Grupo Aval.

This escision was approved by the Superintendency of Corporations through Resolution 126-002332 of 14 April 2011 and is pending approval by the Financial Superintendency of Colombia; once approval by the latter is received, closing of the escision will take place.

XIII. CONSIDERATION AND APPROVAL

After reading of this project and all its annexes, it is signed by the legal representatives in order for it to be submitted for approval by the Shareholders Meetings of the participant companies, on the twentieth nine (29th) day of the month of April 2011.

/s/ Gabriel Mesa Zuleta	/s/ Luis Carlos Sarmiento Gutierrez

President - SADINSA S.A. Legal Representative of	President
POPULAR SECURITIES S.A. INVERSIONES ESCORIAL S.A.	GRUPO AVAL ACCIONES Y VALORES S.A.